

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 6, 2008

Paul T. Frampton
Chief Financial Officer and Treasurer
ForeverGreen Worldwide Corporation
972 North 1430 West
Orem, UT 84057

> **Re:** **ForeverGreen Worldwide Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **File No. 0-26973**

Dear Mr. Frampton:

We have reviewed your filings, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 14

1.   We note you present Selected Financial Data as of and for the years ended December 31, 2007 and 2006. Please modify to provide this information for each of the last five fiscal years in accordance with Item 301 of Regulation S-K, or tell us why you believe such information is not required.

Report of Independent Registered Public Accounting Firm, page 19

2.   Please obtain and file a report from your independent public accounting firm that refers to "the standards of the Public Company Accounting Oversight Board (United States)" in accordance with the Public Company Accounting Oversight Board Auditing Standard No. 1.

Consolidated Balance Sheet, page 20

3.   Please modify to include an audited balance sheet for each of your last two fiscal years in accordance with Rule 8-02 of Regulation S-X, or tell us why you believe such information is not required to be included. If necessary, please ensure the report from your independent public accounting firm is also revised accordingly.

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

a. Organization, page 24

4.   In paragraphs three and four of this page you explain that 6,000,000 and 19,000,000 shares respectively were issued to affect certain transactions. We also note a reference to the issuance of 19,000,000 shares within Note 6, on page 36. Please note that stock splits and other similar events impacting the number of basic and diluted shares outstanding should be reflected retroactively for all periods presented so as to provide comparability of per-share amounts, equity ratios, and other capitalization measures. Please ensure all share amounts disclosed in the filing are consistently presented on a post-split basis. Refer to SAB Topic 4:C.

Note 6 Business Combinations, page 36

5.   We note from your disclosure that on January 13, 2006, you acquired a 23% interest in ForeverGreen International, LLC in exchange for 1,266,667 restricted common shares of Whole Living. As part of this reorganization the officers and directors of Whole Living resigned and officers of ForeverGreen International, LLC were appointed as officers of the Company. In anticipation of acquiring the remaining 77% of ForeverGreen International, you changed the name of the corporation to ForeverGreen Worldwide Corporation on December 14, 2006. On December 29, 2006 ForeverGreen Worldwide acquired the remaining 77% interest of ForeverGreen International in exchange for an additional 5,240,549 common shares valued at $9,170,961. This exchange resulted in you owning 100% of ForeverGreen International, and ForeverGreen International became a wholly-owned subsidiary of ForeverGreen Worldwide. We further note that your former operations related to The Brain Garden subsidiary was dissolved after this acquisition.

        Based on the facts and circumstances disclosed, it appears the transactions described above may have represented either a reverse acquisition or a recapitalization, whereby the legal acquiree (ForeverGreen International) should be treated as the accounting acquirer. Please tell us what accounting literature you relied upon in determining the accounting treatment for these transactions. Within your response, please address the guidance provided in paragraphs 15 – 17 of SFAS 141.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief